Exhibit 8.1

Subsidiaries of BioLineRx Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Agalimmune Ltd.	England and Wales

BioLineRx USA Inc.	Delaware